UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  June 30, 2018

The Chosen, LLC
(Exact name of issuer as specified in its charter)

Utah	82-3246222
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

4 S 2600 W, Suite 5, Hurricane, Utah 84737
(Full mailing address of principal executive offices)

(435) 767-1338
(Issuer’s telephone number, including area code)

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of The Chosen, LLC, a Utah limited liability company, referred to herein as “we”, “us,” “our” or “the Company”, contains certain forward-looking statements that are subject to various risks and uncertainties.  Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information.  Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain.  Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.  Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends or distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated June 15, 2018 filed pursuant to Rule 253(g)(2) (the “Final Offering Circular”) under the caption “RISK FACTORS” and which are incorporated herein by reference.

https://www.sec.gov/Archives/edgar/data/1733443/000165495418006710/chosen_253g2.htm

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report.  Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report.  The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance.  Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

We were formed as a Utah limited liability company on October 24, 2017. Our company’s objective is to develop and produce an episodic television series entitled “The Chosen” (the “Series”).

As of the filing of this report, we have commenced the pre-production phase for the first four episodes of the Series in preparation for the start of the production phase in November 2018. We continue to raise funds through our offering of Class A Units of preferred membership interest (the “Class A Units”) pursuant to our Offering Statement on Form 1-A (File #: 024-10814) and the Final Offering Circular (the “Offering”). As of the filing of this report, we have issued 2,673,537 Class A Units and received $2,523,826 in gross proceeds from the Offering. Offering proceeds will be applied to the production of the Series and the payment or reimbursement of offering expenses. We will experience a relative increase in liquidity as we receive net offering proceeds and a relative decrease in liquidity as we spend net offering proceeds in connection with the development and production of the Series.

Operating Results

Period Ended June 30, 2018

Revenues

For the six-month period ended June 30, 2018 we received $28,663.54 in revenues from the distribution of "The Shepherd," the film upon which the Series is loosely based.

Operating Expenses

Operating expenses for the six-months period ended June 30, 2018 were $78,347.53, primarily attributable to $57,101.62 in legal and professional fees, $17,294.05 in travel expenses, $2,842 in meals and entertainment reimbursements and other miscellaneous expenses.

Liquidity and Capital Resources

Short-Term and Long-Term Liquidity

As of June 30, 2018, we had not yet sold any of our Class A Units and had $35,434.07 in cash on hand.

As of the filing of this report, we have issued 2,673,537 of our Class A Units and have $1,863,203.52 in cash on hand. Other than our ongoing Offering, we have not identified any material sources of liquidity in the short-term. In the long-term, we anticipate liquidity will be provided through revenues generated through distribution of the Series.

Plan of Operations

Our plan of operations, including material expenditures, over the 2018 fiscal year is currently focused on the development, production and marketing of the first four episodes of Season 1 of the Series. From April to August 2018, the Company focused on the development of the Series. The Company has incurred expenses during the development phase in connection with hiring screenwriters, general expenses and travel expenses. The pre-production process for the first four episodes of Season 1 is anticipated to take place from September to October 2018, during which period the Company expects to incur expenses of approximately $500,000 in connection with the pre-production phase. The Company anticipates that the production phase for the first four episodes of Season 1 will commence in October or November 2018, depending on the timing of capital raising in this Offering, and will last approximately two months, resulting in approximately $3 million in expenses associated with hiring the crew and cast for the film and buying or renting equipment for an expected six-week shooting period. The post-production phase is anticipated to last approximately three months following the completion of the production phase, during which period the Company expects to incur expenses of approximately $1 million in connection with film editing, music and completion of the film. The Company expects the marketing of the Series to occur from December 2018 to April 2019 and expects to incur expenses of approximately $500,000 to $1 million for marketing, publicity and promotion of the Series. Our target release date for episodes one through four of Season 1 is Easter of 2019. Subject to our capital raise in this Offering, the pre-production phase for the remaining four episodes is expected to take place in February or March of 2019, during which period the Company anticipates incurring expenses of approximately $500,000. We anticipate that the production phase for episodes four through eight will begin in March or April of 2019 and continue for approximately six weeks, during which period the Company expects to incur expenses of approximately $500,000. The production phase will begin in June or July 2019 and continue for approximately two months, during which period the Company expects to incur expenses of approximately $1 million associated with hiring the crew and cast for the film and buying or renting equipment for an expected six-week shooting period. The post-production phase for the final four episodes of Season 1 is anticipated to last approximately two months following the completion of the production phase, during which period the Company expects to incur expenses of approximately $1 million in connection with film editing, music and completion of the film. Our anticipated release date for episodes five through eight of Season 1 is Thanksgiving 2019.

We believe the proceeds from this Offering will satisfy our cash requirements for the production, development and marketing of Season 1, so we anticipate that it will not be necessary to raise additional funds. If we fail to raise sufficient capital for the production of Season 1, we will either (i) delay or cancel episodes five through eight of Season 1, which may have an impact on the likelihood of the Series’ commercial success, (ii) have to raise additional financing from outside sources to complete production of Season 1 and no assurance can be given as to the availability of such financing on terms acceptable to the Company or at all, or (iii) be unable to complete post-production of Season 1. Additionally, if we fail to raise sufficient capital to fund the marketing of Season 1, we will have to raise additional financing from outside sources to market Season 1 and no assurance can be given as to the availability of such financing on terms acceptable to the Company or at all. As a result, the distribution of Season 1 may be delayed until the Company has generated sufficient operating revenues to be able to market Season 1.

Trend Information

To date, we have not identified any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this report to not be indicative of future operating results or financial condition.

Item 2.   Other Information

None.

Item 3.   Financial Statements

Index to Financial Statements

Interim Financial Statements for the six-months period ended June 30, 2018 (unaudited)
Interim Balance Sheet	5
Interim Statement of Operations and Members' Equity	6
Interim Statement of Cash Flow	7
Notes to Interim Financial Statements	8

The Chosen, LLC
Interim Balance Sheet
For the six-months ended June 30, 2018 (unaudited)

	June 30, 2018	December 31, 2017
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$35,434	$194,354
Prepaid expenses and other	-	646

Total current assets	35,434	195,000

Film Costs	208,556	30,000

Total assets	$243,990	$225,000

Liabilities and Members' Equity (Deficit)

Current liabilities:
Accounts payable	$57,547	$38,663
Accrued expenses	108,387	-

Total current liabilities	165,934	38,663

Commitments and contingencies

Members' equity (deficit):
Members' equity	141,413	200,000
Accumulated deficit	(63,357)	(13,663)

Total stockholders' equity (deficit)	78,056	186,337

Total liabilities and stockholders' equity (deficit)	$243,990	$225,000

The Chosen, LLC
Interim Statement of Operation and Members' Equity
For the six-months ended June 30, 2018 (unaudited)

June 30, 2018
(Unaudited)

Revenues, net	$28,664

Operating expenses:
General and administrative	78,358

Total operating expenses	78,358

Operating loss	(49,694)

Net loss	$(49,694)

Members' equity:
At inception	-
Member contributions	200,000
Accumulated deficit	(63,357)

Ending members' equity	$136,643

The Chosen, LLC
Interim Statement of Cash Flow
For the six-months ended June 30, 2018 (unaudited)

June 30, 2018
(Unaudited)

Cash flows from operating activities:
Net loss	$(49,694)
Adjustments to reconcile net loss to net cash
used in operating activities:
Decrease (increase) in:
Prepaid expenses	646
Film costs	(178,556)
Increase (decrease) in:
Accounts payable and accrued expenses	127,271

Net cash used in operating activities	(100,333)

Cash flows from investing activities:	-

Cash flows from financing activities:
Member contributions	(58,587)

Net cash provided by financing activities	(58,587)

Net change in cash and cash equivalents	(158,920)

Cash and cash equivalents at beginning of period	194,354

Cash and cash equivalents at end of period	$35,434

The Chosen, LLC
Notes to Interim Financial Statements (unaudited)

The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the periods presented. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. It is the opinion of management that the financial statements reflect all adjustments necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. The results of operations for the six months ended June 30, 2018 are not indicative of the results expected for the entire fiscal year.

Organization

The Chosen, LLC, a Utah limited liability company, is an independent television and film production company formed on October 24, 2017 solely to develop and produce an episodic television series entitled “The Chosen.” The Series is based on the gospels of the Bible and tells the story of the life of Jesus Christ primarily through the perspectives of those who met him throughout his life.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated life of the customer’s ownership of a disc, estimated life and salvage value of discs, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

Income Taxes

The Company is a Utah limited liability company. Under this structure, the Company is not subject to income tax at the Federal level and state level, as its members are liable for the income taxes on the Company’s income or loss.

Subsequent Events

In August of 2018, the Company determined to proceed with the pre-production phase of episodes one through four of Season 1 of the Series and delay the production of episodes five through eight until early 2019. This decision was reached in order to time the cash requirements with the production quality desired for the Series. This decision allows the Company to continue to raise the required capital to produce episodes five through eight of the Series and proceed with the production of episodes one through four. Currently, the Company plans to launch the initial four episodes of Season 1 of the Series during Easter season of 2019 and subject to raising the appropriate amount of capital to launch the final four episodes of Season 1 on or about Thanksgiving 2019.

Item 4.   Exhibits

Exhibit Number	Exhibit Description
(2)(a)	Certificate of Registration of the issuer.*

(2)(b)	Amendment to the Certificate of Registration of the Issuer.***

(2)(c)	Amended and Restated Limited Liability Company Agreement of the issuer.*

(2)(d)	First Amendment to the Amended and Restated Limited Liability Company Agreement of the issuer.***

(2)(e)	Second Amendment to Amended and Restated Limited Liability Company Agreement of the issuer.

(6)(a)	Membership Interest Assignment Agreement by and between the Company and Dallas Jenkins.*

(6)(b)	Assignment and Assumption Agreement by and between the Company and Creatus, LLC.*

(6)(c)	Consulting and Coordination Agreement by and between the Company and VidAngel, Inc.*

(6)(d)	First Amendment to Consulting and Coordination Agreement, dated May 15, 2018, by and between the Company and VidAngel, Inc.***

(6)(e)	Writer Work-For-Hire Agreement, dated December 8, 2017, by and between the Company and Dallas Jenkins.***

(6)(f)	Writer Work-For-Hire Agreement, dated December 8, 2017, by and between the Company and Ryan Swanson.**

(6)(g)	Writer Work-For-Hire Agreement, dated December 8, 2017, by and between the Company and Tyler Thompson.***

(6)(h)	Writer Work-For-Hire Agreement, dated February 14, 2018, by and between the Company and Dallas Jenkins.**

(6)(i)	Writer Work-For-Hire Agreement, dated December 8, 2017, by and between the Company and Ryan Swanson.***

(6)(j)	Writer Work-For-Hire Agreement, dated February 14, 2018, by and between the Company and Tyler Thompson.***

(6)(k)	Exclusive Video-On-Demand and Subscription Video-On-Demand License Agreement by and between the Company and VidAngel, Inc.**

(6)(l)	Independent Contractor Letter Agreement, dated May 22, 2018, by and between the Company and Ronald Daw.****

* Filed with our Offering Statement on Form 1-A filed March 3, 2018 and incorporated herein by reference.
** Filed with our Amendment to Form 1-A filed April 25, 2018 and incorporated herein by reference.
*** Filed with our Amendment to Form 1-A filed May 17, 2018 and incorporated herein by reference.
**** Filed with our Amendment to Form 1-A filed June 12, 2018 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Chosen, LLC

Date: September 28, 2018	By:	/s/ Derral Eves
Derral Eves
Chief Executive Officer

Date: September 28, 2018	By:	/s/ Derral Eves
Derral Eves
Principal Executive Officer, Principal Accounting Officer and Principal Financial Officer